SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No.1)(1)

                                Handleman Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    410252100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410252100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,976,500

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,976,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,976,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.65%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 410252100
          ----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,036,900

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,036,900

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,036,900

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.01%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 410252100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Value Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     939,600

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     939,600

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     939,600

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.64%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 410252100
          ---------

Item 1(a).  Name of Issuer:

            Handleman Company (HDL)
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            500 Kirts Blvd.
            Troy, MI  48084-4142
            --------------------------------------------------------------------

Item 2(a) - (c).  Name, Principal Business Address, and Citizenship of Persons
                  Filing:

            Ronald E. Gutfleish - United States Citizen
            Elm Ridge Capital Management, LLC - Delaware Limited Liability
                                                Company
            Elm Ridge Value Advisors, LLC - Delaware Limited Liability Company

            747 Third Avenue, 33rd Floor
            New York, NY  10017

Item 2(d).  Title of Class of Securities:

            Common Stock, par value, $.01 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            410252100
            --------------------------------------------------------------------

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

     (a)    [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act.

     (b)    [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

     (d)    [_]  Investment company registered under Section 8 of the Investment
                 Company Act.

     (e)    [_]  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

     (f)    [_]  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F);

     (g)    [_]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);

     (h)    [_]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

     (i)    [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)    [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Ronald E. Gutfleish                  1,976,500 shares
          Elm Ridge Capital Management, LLC    1,036,900 shares
          Elm Ridge Value Advisors, LLC          939,600 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Ronald E. Gutfleish                   7.65%
          Elm Ridge Capital Management, LLC     4.01%
          Elm Ridge Value Advisors, LLC         3.64%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote
                       Ronald E. Gutfleish                         0 shares
                       Elm Ridge Capital Management, LLC           0 shares
                       Elm Ridge Value Advisors, LLC               0 shares
                                                          ---------------------,

          (ii) Shared power to vote or to direct the vote
                       Ronald E. Gutfleish                 1,976,500 shares
                       Elm Ridge Capital Management, LLC   1,036,900 shares
                       Elm Ridge Value Advisors, LLC         939,600 shares
                                                          ---------------------,

         (iii) Sole power to dispose or to direct the
               disposition of
                       Ronald E. Gutfleish                         0 shares
                       Elm Ridge Capital Management, LLC           0 shares
                       Elm Ridge Value Advisors, LLC               0 shares
                                                          ---------------------,

          (iv) Shared power to dispose or to direct the
               disposition of
                       Ronald E. Gutfleish                 1,976,500 shares
                       Elm Ridge Capital Management, LLC   1,036,900 shares
                       Elm Ridge Value Advisors, LLC         939,600 shares
                                                          ---------------------.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

         Elm Ridge Capital Management, LLC
         Elm Ridge Value Advisors, LLC
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
         -----------------------------------------------------------------------

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 13, 2003
                                        ----------------------------------------
                                                        (Date)

                                        ELM RIDGE CAPITAL MANAGEMENT, LLC


                                        By: /s/ Ronald E. Gutfleish
                                                --------------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member

                                        ELM RIDGE VALUE ADVISORS, LLC


                                        By: /s/ Ronald E. Gutfleish
                                                --------------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member


                                                /s/ Ronald E. Gutfleish
                                                --------------------------------
                                                Ronald E. Gutfleish

                                                                       Exhibit A

                                    AGREEMENT

          The undersigned agree that this Schedule 13G Amendment No. 1 dated February 13, 2003 relating to the $.01 par value Common Stock of Handleman Company shall be filed on behalf of the undersigned.

                                        ELM RIDGE CAPITAL MANAGEMENT, LLC


                                        By: /s/ Ronald E. Gutfleish
                                                --------------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member

                                        ELM RIDGE VALUE ADVISORS, LLC


                                        By: /s/ Ronald E. Gutfleish
                                                --------------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member


                                                /s/ Ronald E. Gutfleish
                                                --------------------------------
                                                Ronald E. Gutfleish

03563.0004 #384255